Filed by Xperi Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Xperi Corporation; TiVo Corporation; XRAY-TWOLF Holdco Corporation
Commission File No.: 333-236492

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 20, 2020

XPERI CORPORATION

(Exact name of Registrant as Specified in its Charter)

Delaware	001-37956	81-4465732
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3025 Orchard Parkway

San Jose, California 95134

(Address of Principal Executive Offices, including Zip Code)

(408) 321-6000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock (par value $0.001 per share)	XPER	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

As previously disclosed, on December 18, 2019, Xperi Corporation, a Delaware corporation (“Xperi”), entered into an Agreement and Plan of Merger and Reorganization, dated as of December 18, 2019, as amended on January 31, 2020 (the “Merger Agreement”), by and among Xperi, TiVo Corporation, a Delaware corporation (“TiVo”), XRAY-TWOLF HoldCo Corporation, a Delaware corporation (“HoldCo”), XRAY Merger Sub Corporation, a Delaware corporation, and TWOLF Merger Sub Corporation, a Delaware corporation. A definitive joint proxy statement/prospectus was filed with the Securities and Exchange Commission (the “SEC”) by HoldCo on April 22, 2020, in connection with, among other things, the Merger Agreement.

Merger Litigation

On March 3, 2020, a lawsuit was filed by a purported stockholder of Xperi in connection with the proposed merger between TiVo and Xperi. The lawsuit was brought as a putative class action and is captioned Jordan Rosenblatt v. TiVo Corporation, et al., No. 1:20-cv-00327 (D. Del. filed Mar. 3, 2020). The complaint names as defendants Xperi, XRAY-TWOLF HoldCo Corporation, XRAY Merger Sub Corporation, TWOLF Merger Sub Corporation, TiVo, and the TiVo Board members. The complaint alleges violations of Section 14(a) of the Securities and Exchange Act of 1934 (the “Exchange Act”) and Rule 14a-9 promulgated thereunder against the individual defendants and TiVo, and alleges a claim under Section 20(a) of the Exchange Act against the individual defendants and Xperi, because the joint proxy statement/prospectus filed on February 18, 2020 purportedly omitted or misrepresented material information regarding the proposed merger between TiVo and Xperi. The complaint seeks injunctive relief, rescission or rescissory damages, and an award of plaintiffs’ costs, including attorneys’ fees and expenses. The complaint also seeks dissemination of a registration statement that does not contain any untrue or misleading statements of material fact and a declaration that defendants violated the Exchange Act.

On May 15, 2020, a lawsuit was filed by a purported stockholder of Xperi in connection with the proposed merger between TiVo and Xperi. The lawsuit was brought as a putative class action and is captioned Local 464A United Food and Commercial Workers Union Pension Fund v. Darcy Antonellis, et al., No. 2020-0376-JRS (Del. Ch. filed May 15, 2020). The complaint names as defendants the Xperi Board members. The complaint alleges breaches of fiduciary duty against the Xperi Board members for failing to properly consider and disclose the non-binding proposal from Metis Ventures LLC, violating their continuing fiduciary duty to evaluate the TiVo merger in light of the COVID-19 pandemic, and failing to adequately disclose material facts germane to the vote on the proposed merger between TiVo and Xperi. The complaint seeks a judgment declaring that the Xperi Board members breached their fiduciary duties, awarding equitable relief that deprives the Xperi Board members of all benefits they would realize as a result of the merger between TiVo and Xperi, awarding class damages, awarding plaintiff’s attorneys’ fees, expenses, and costs, and awarding any further relief the court deems just and proper.

Xperi believes these complaints are without merit and intends to vigorously defend against them.

While Xperi believes that the disclosures set forth in the joint proxy statement/prospectus comply fully with all applicable law and denies the allegations in the pending actions described above, in order to moot plaintiffs’ disclosure claims, avoid nuisance and possible expense and business delays, and provide additional information to its stockholders, Xperi has determined voluntarily to supplement certain disclosures in the joint proxy statement/prospectus related to plaintiffs’ claims with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Xperi specifically denies all allegations in the various litigation matters that any additional disclosure was or is required or material.

SUPPLEMENTAL DISCLOSURES

This supplemental information should be read in conjunction with the joint proxy statement/prospectus, which should be read in its entirety. To the extent defined terms are used but not defined herein, they have the meanings set forth in the joint proxy statement/prospectus.

The disclosure under the heading “SUMMARY” on page 26 of the joint proxy statement/prospectus is hereby amended and supplemented by including the following as a new subsection immediately after the disclosure under the subheading “Comparative Per Share Market Price”:

COVID-19

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, and has since spread to a number of other countries, including the United States. In March 2020, the World Health Organization declared coronavirus disease (“COVID-19”) a pandemic. In an effort to protect the health and safety of Xperi’s employees, Xperi took proactive, aggressive action from the earliest signs of the outbreak to adopt social distancing policies at our locations around the world, including working from home, limiting the number of employees attending meetings, and suspending employee travel. In an effort to contain COVID-19 or slow its spread, governments around the world have also enacted various measures, including orders to close all business locations not deemed “essential,” isolate people to their places of residence, and practice social distancing when engaging in essential activities.

Xperi anticipates that these actions and the resulting global economic impacts will negatively impact Xperi’s consolidated financial results in the second quarter and in later periods of 2020. The impact to date has included significant volatility and a decline in demand in various markets and industries, particularly the automotive market, which will adversely impact Xperi’s revenue and billings. In addition, Xperi recorded an incremental provision for credit losses of approximately $2.0 million due to heightened risk of nonpayment on existing accounts receivable as a result of the impaired financial condition and liquidity positions of certain of Xperi’s customers.

Xperi has been closely monitoring the COVID-19 pandemic and its impacts on Xperi’s business, including legislation to mitigate the impact of COVID-19 such as the Coronavirus Aid, Relief, and Economic Security (CARES) Act which was enacted on March 27, 2020. More than half of Xperi’s anticipated billings for 2020 are derived from fixed-fee and minimum-guarantee arrangements, primarily from large, well-capitalized customers which Xperi believes somewhat mitigates the risks to its business. Although at present time Xperi is unable to predict the full impact and duration of COVID-19 on its business, Xperi is actively managing its financial expenditures in response to the current uncertainty.

The disclosure under the heading “The Companies – Background of the Mergers” on page 60 of the joint proxy statement/prospectus is hereby amended and supplemented by replacing the last two paragraphs of the section in their entirety with the following:

On February 21, 2020, Xperi received an unsolicited, non-binding proposal from Metis Ventures LLC to acquire all of the outstanding equity of Xperi for $23.30 per share in cash, which we refer to as the Metis proposal.

On February 23, 2020, the Xperi board held a special meeting to review the Metis proposal. Representatives of Centerview and Skadden attended. During this meeting, the Xperi board, together with representatives from Centerview and Skadden discussed the credibility of the Metis proposal, the offer price reflected in the Metis proposal relative to the value potentially available to Xperi’s stockholders from the Mergers, the cash consideration offered in the Metis proposal relative to the stock consideration in the Mergers, the financing arrangements (and risks attendant thereto) described in the Metis proposal, and the relative closing risks of the Metis proposal and the Mergers. The Xperi board observed Metis Ventures LLC’s lack of a transactional record, the limited resources of Metis Ventures LLC’s source of equity capital, and the limited information provided about Metis Ventures LLC’s source of equity capital and its record providing or raising capital to support a transaction as large as the one contemplated by the Metis proposal. Representatives from Skadden provided guidance on the Xperi board’s fiduciary duties in relation to its consideration of the Metis proposal and the contractual restrictions and requirements under the merger agreement in relation to the Metis proposal. After a comprehensive review and discussion of the Metis proposal conducted in consultation with representatives of Centerview and Skadden, the Xperi board unanimously determined that, based on the terms and conditions of the Metis proposal, as well as lack of information, it was unable to conclude that the Metis proposal was reasonably likely to lead to a superior proposal under the terms of the merger agreement. The Xperi board reiterated its continued support for the Transaction and its view that the merger agreement remained in the best interests of Xperi and its stockholders and continued to recommend the merger agreement with TiVo to its stockholders. Xperi has not received any further correspondence from Metis Ventures LLC.

On March 17, 2020, the Xperi board instructed Xperi management to review the due diligence on TiVo undertaken by Xperi to evaluate the potential impact of COVID-19. Xperi management worked with its legal and other advisers to prepare a summary of the potential impact of COVID-19 on TiVo’s business. Xperi management also prepared a summary of the potential impact of COVID-19 on Xperi’s business.

On April 2, 2020 the Xperi board held a special meeting to discuss the potential impact of COVID-19 on Xperi’s and TiVo’s respective businesses and the Mergers. Xperi management reported on the findings of its review and Xperi’s initial response to COVID-19, including employees working from home, limiting the number of employees attending meetings, and suspending employee travel. Xperi management further noted that the consequences of COVID-19 were highly dynamic and uncertain and that it remained difficult to predict the impact of COVID-19 on Xperi and TiVo’s respective businesses and the Mergers with certainty. Xperi management also noted that Xperi’s ongoing response to COVID-19 would depend on future developments, including the measures taken by federal, state and local governments in response to the pandemic, which remained highly uncertain and could not be predicted.

On April 30 and May 1 the Xperi board met for its regularly scheduled quarterly board meeting and discussed the status of the business, including the Company’s the first quarter 2020 results, the forecasts for the second quarter and 2020, and, the impact of COVID-19 on Xperi’s business and its future prospects and the Mergers.

Important Information and Where to Find It

In connection with the proposed transaction, HoldCo has filed with the Securities and Exchange Commission (“SEC”), and the SEC has declared effective on April 22, 2020, a registration statement on Form S-4 (File No. 333-236492) that includes a joint proxy statement of Xperi and TiVo and that also constitutes a prospectus of HoldCo (“Joint Proxy Statement/Prospectus”). Xperi, TiVo and HoldCo may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Xperi, TiVo or HoldCo may file with the SEC. INVESTORS, XPERI STOCKHOLDERS AND TIVO STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors, Xperi stockholders and TiVo stockholders may obtain free copies of the Joint Proxy Statement/Prospectus and other documents that are filed or will be filed with the SEC by Xperi, TiVo or HoldCo through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Xperi and TiVo at the following:

Xperi Corporation

3025 Orchard Parkway

San Jose, California 95134

Attention: Investor Relations

818-436-1231

IR@Xperi.com

TiVo Corporation

2160 Gold Street

San Jose, California 95002

Attention: Investor Relations

818-295-6651

IR@TiVo.com

Participants in the Solicitation

Xperi, TiVo or HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Xperi’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Xperi’s annual report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 18, 2020. Information regarding TiVo’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in TiVo’s annual report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 18, 2020. Xperi stockholders and TiVo stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the proposed transaction, including the interests of Xperi and TiVo directors and executive officers in the transaction, which may be different than those of Xperi and TiVo stockholders generally, by reading the Joint Proxy Statement/Prospectus and any other relevant documents that are filed or will be filed with the SEC relating to the transaction.

No Offer or Solicitation

This document is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Xperi’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Xperi and TiVo, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, cost savings, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of HoldCo’s businesses and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Xperi and TiVo; (iii) Xperi’s ability to implement its business strategy; (iv) pricing trends, including Xperi’s and TiVo’s ability to achieve economies of scale; (v) potential litigation relating to the proposed transaction that could be instituted against Xperi, TiVo or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm Xperi’s or TiVo’s business, including current plans and operations; (vii) the ability of Xperi or TiVo to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (ix) uncertainty as to the long-term value of HoldCo common stock; (x) legislative, regulatory and economic developments affecting Xperi’s and TiVo’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Xperi and TiVo operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Xperi’s and/or TiVo’s financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact Xperi’s or TiVo’s ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, natural disasters, the outbreak of coronavirus (COVID-19) or similar outbreaks or pandemics, and their effects on economic and business environments in which Xperi and TiVo operate, as well as Xperi’s and TiVo’s response to any of the aforementioned factors; (xvi) the extent to which the COVID-19 pandemic continues to have an adverse impact on our business, results of operations, and financial condition will depend on future developments, including measures taken in response to the pandemic, which are highly uncertain and cannot be predicted; and (xvii) failure to receive the approval of the stockholders of Xperi and/or TiVo. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Joint Proxy Statement/Prospectus filed with the U.S. Securities and Exchange Commission in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the Joint Proxy Statement/Prospectus are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Xperi’s or TiVo’s consolidated financial condition, results of operations, or liquidity. Neither Xperi nor TiVo assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 20, 2020	Xperi Corporation

	By:	/s/ Robert Andersen
	Name:	Robert Andersen
	Title:	Executive Vice President and Chief Financial Officer